                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

    X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
  -----    ACT OF 1934 (FEE REQUIRED)

                 For the Fiscal Year ending December  31, 1996

                                      OR

  _____    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


                        Commission File Number 0-22650

             PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
                           (Full title of the plan)



                            PETROCORP INCORPORATED
                         16800 Greenspoint Park Drive
                            Suite 300, North Atrium
                           Houston, Texas 77060-2391
  (Name of Issuer of the Securities Held Pursuant to the Plan and Address of
                         Principal Executive Offices)


      Registrant's Telephone Number, Including Area Code: (281) 875-2500

                            PETROCORP INCORPORATED
                        401(K) RETIREMENT SAVINGS PLAN



                               TABLE OF CONTENTS
                               -----------------




                                                                                                                   PAGE NO.
                                                                                                                   --------
REPORT OF INDEPENDENT ACCOUNTANTS (Not required -- see Note 2.)

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1996 and 1995                  2

Statement of Changes in Net Assets Available for Benefits with Fund Information for the
years ended December 31, 1996 and 1995                                                                                 3

Notes to Financial Statements                                                                                          4

SUPPLEMENTAL SCHEDULES:
Item 27a - Schedule of Assets Held for Investment (Not required -- see Note 2.)

Item 27d - Schedule of Reportable Transactions (Not required -- see Note 2.)

SIGNATURES                                                                                                             9




PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
(Unaudited)

                                                                             DECEMBER 31, 1996
                                  -----------------------------------------------------------------------------------------------
                                                                 ASSETS
                                  -----------------------------------------------------------------------
                                        Investments, at fair value
                                  -----------------------------------------    Guaranteed
                                    Pooled             Participant             investment                               NET ASSETS
                                   separate   Common      notes               contract, at                            AVAILABLE FOR
                                   accounts    stock   receivable    Total   contract value   Cash   Total LIABILITIES   BENEFITS
                                  ----------  -------- ------------ --------  -------------- ------ -------- ---------  ---------
PRINCIPAL INVESTMENTS:
 Guaranteed Interest Account      $    -      $  -     $      -   $    -       $  128,516    $  -   $128,516  $    -    $  128,516
 U.S. Stock Account                  204,474     -            -      204,474        -           -    204,474       -       204,474
 Money Market Account                 92,187     -            -       92,187        -           -     92,187       -        92,187
 Real Estate Account                   3,258     -            -        3,258        -           -      3,258       -         3,258
 Bond & Mortgage Account              80,356     -            -       80,356        -           -     80,356       -        80,356
 International Stock Account         182,693     -            -      182,693        -           -    182,693       -       182,693
 Government Securities Account        47,333     -            -       47,333        -           -     47,333       -        47,333
 Stock Index Account                  77,369     -            -       77,369        -           -     77,369       -        77,369
 Value Stock Account                 145,719     -            -      145,719        -           -    145,719       -       145,719
 Small Company Stock Account         355,374     -            -      355,374        -           -    355,374       -       355,374
 Growth Stock Account                103,898     -            -      103,898        -           -    103,898       -       103,898
 Bond Emphasis Balanced Account       42,031     -            -       42,031        -           -     42,031       -        42,031
 Stock Emphasis Balanced Account      96,847     -            -       96,847        -           -     96,847       -        96,847
COMPANY STOCK                          -       445,651        -      445,651        -         645    446,296       -       446,296
PARTICIPANT NOTES                      -         -        64,083      64,083        -           -     64,083       -        64,083
                                  ----------  -------- ---------   ---------  -----------   -----  ---------   -------   ---------
                                  $1,431,539  $445,651  $ 64,083  $1,941,273  $   128,516   $ 645 $2,070,434   $   -    $2,070,434
                                  ==========  ======== =========   =========  ===========   =====  =========   =======   =========



                                                                            DECEMBER 31, 1995
                                 -----------------------------------------------------------------------------------------------
                                                                ASSETS
                                 -----------------------------------------------------------------------
                                       Investments, at fair value
                                 -----------------------------------------    Guaranteed                                 NET ASSETS
                                   Pooled             Participant             investment                                 AVAILABLE
                                  separate   Common      notes               contract, at                                    FOR
                                  accounts    stock   receivable    Total   contract value  Cash    Total   LIABILITIES    BENEFITS
                                 ----------  -------- ---------- ---------- -------------- ------ --------  ----------- ------------
PRINCIPAL INVESTMENTS:
 Guaranteed Interest Account     $      -    $    -    $     -   $    -      $111,136      $  -   $  111,136   $   -    $  111,136
 U.S. Stock Account                 168,427       -          -      168,427        -          -      168,427       -       168,427
 Money Market Account                26,668       -          -       26,668        -          -       26,668       -        26,668
 Real Estate Account                  5,442       -          -        5,442        -          -        5,442       -         5,442
 Bond & Mortgage Account             72,643       -          -       72,643        -          -       72,643       -        72,643
 International Stock Account        167,408       -          -      167,408        -          -      167,408       -       167,408
 Government Securities Account       35,297       -          -       35,297        -          -       35,297       -        35,297
 Stock Index Account                 48,234       -          -       48,234        -          -       48,234       -        48,234
 Value Stock Account                122,732       -          -      122,732        -          -      122,732       -       122,732
 Small Company Stock Account        320,327       -          -      320,327        -          -      320,327       -       320,327
 Growth Stock Account                67,250       -          -       67,250        -          -       67,250       -        67,250
 Bond Emphasis Balanced Account      50,447       -          -       50,447        -          -       50,447       -        50,447
 Stock Emphasis Balanced Account     89,242       -          -       89,242        -          -       89,242       -        89,242
COMPANY STOCK                           -     324,224        -      324,224        -        6,056    330,280       -       330,280
PARTICIPANT NOTES                       -         -      30,002      30,002        -          -       30,002       -        30,002
                                 ----------  --------   -------  ----------   --------     ------ ----------   -------  ----------
                                 $1,174,117  $324,224   $30,002  $1,528,343   $111,136     $6,056 $1,645,535   $   -    $1,645,535
                                 ==========  ========   =======  ==========   ========     ====== ==========   =======  ==========

                            The accompanying notes are an integral part of these financial statements.

                                                                 2


PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION (Unaudited)

                                                                                       YEAR ENDED DECEMBER 31, 1996
                                ---------------------------------------------------------------------------------------------------
                                                                            ADDITIONS
                                -----------------------------------------------------------------------------------------------
                                            Investment income
                                ----------------------------------------
                                            Net appreciation
                                             (depreciation)
                                            in fair value of                            Contributions
                                               investments                  -------------------------------------      Total
                                 Interest       (Note 3)          Total       Employer   Participants    Total       additions
                                ----------  -----------------   ---------   -----------  ------------  ----------   -----------
PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account   $   7,570    $             -    $   7,570   $    10,924   $    19,131   $  30,055    $  37,625
  U.S. Stock Account                    -             42,124       42,124        17,843        31,031      48,874       90,998
  Money Market Account                  -              1,251        1,251         1,307         5,459       6,766        8,017
  Real Estate Account                   -                413          413           469           117         586          999
  Bond & Mortgage Account               -              2,925        2,925         8,575        13,933      22,508       25,433
  International Stock Account           -             41,432       41,432        18,959        25,349      44,308       85,740
  Government Securities Account         -              1,970        1,970         3,965         6,633      10,598       12,568
  Stock Index Account                   -             12,905       12,905         7,433        11,785      19,218       32,123
  Value Stock Account                   -             22,342       22,342        17,155        23,814      40,969       63,311
  Small Company Stock Account           -             57,588       57,588        29,455        39,067      68,522      126,110
  Growth Stock Account                  -             14,952       14,952        13,373        21,136      34,509       49,461
  Bond Emphasis Balanced Account        -              4,921        4,921         3,416         3,526       6,942       11,863
  Stock Emphasis Balanced Account       -             14,978       14,978         7,258        12,817      20,075       35,053
COMPANY STOCK                           -             99,720       99,720        67,701        56,296     123,997      223,717
PARTICIPANT NOTES                   2,889                  -        2,889             -             -           -        2,889
                                ---------    ---------------    ---------   -----------   -----------   ---------    ---------
                                $  10,459    $       317,521    $ 327,980   $   207,833   $   207,094   $ 477,927    $ 805,907
                                =========    ===============    =========   ===========   ===========   =========    =========


                                ---------------------------------------------------------------------------------------------------
                                                   (DEDUCTIONS)
                                -----------------------------------------------------                NET ASSETS AT   NET ASSETS AT
                                Participant    Admin.      Interfund        Total      NET INCREASE  BEGINNING OF       END OF
                                  benefits    expenses     transfers      deductions    (DECREASE)       YEAR            YEAR
                                -----------  ----------   -----------    ------------  ------------  -------------   ------------
PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account     $  (7,787) $    (165)   $   (12,293)   $   (20,245)  $     17,380    $  111,136     $   128,516
  U.S. Stock Account                (32,259)       (63)       (22,629)       (54,951)        36,047       168,427         204,474
  Money Market Account               (2,610)       (42)        60,154         57,502         65,519        26,668          92,187
  Real Estate Account                (3,223)       (11)            51         (3,183)        (2,184)        5,442           3,258
  Bond & Mortgage Account           (17,441)       (22)          (257)       (17,720)         7,713        72,643          80,356
  International Stock Account       (58,290)       (94)       (12,071)       (70,455)        15,285       167,408         182,693
  Government Securities Account      (6,772)       (15)         6,255           (532)        12,036        35,297          47,333
  Stock Index Account                (7,481)       (37)         4,530         (2,988)        29,135        48,234          77,369
  Value Stock Account               (14,924)       (75)       (25,325)       (40,324)        22,987       122,732         145,719
  Small Company Stock Account       (32,771)      (195)       (58,097)       (91,063)        35,047       320,327         355,374
  Growth Stock Account              (16,398)       (62)         3,647        (12,813)        36,648        67,250         103,898
  Bond Emphasis Balanced Account    (18,828)       (26)        (1,425)       (20,279)        (8,416)       50,447          42,031
  Stock Emphasis Balanced Account   (25,638)       (63)        (1,747)       (27,448)         7,605        89,242          96,847
COMPANY STOCK                      (118,818)       (16)        11,133       (107,701)       116,016       330,280         446,296
PARTICIPANT NOTES                   (16,882)         -         48,074         31,192         34,081        30,002          64,083
                                  ---------  ---------    -----------    -----------   ------------    ----------     -----------
                                  $(380,122) $    (886)   $         -    $  (381,008)  $    424,899    $1,645,535     $ 2,070,434
                                  =========  =========    ===========    ===========   ============    ==========     ===========


                                                                                       YEAR ENDED DECEMBER 31, 1995
                                ---------------------------------------------------------------------------------------------------
                                                                            ADDITIONS
                                -----------------------------------------------------------------------------------------------
                                            Investment income
                                ----------------------------------------
                                            Net appreciation
                                             (depreciation)
                                            in fair value of                            Contributions
                                               investments                  -------------------------------------      Total
                                 Interest       (Note 3)          Total       Employer   Participants    Total       additions
                                ----------  -----------------   ---------   -----------  ------------  ----------   -----------
PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account   $   6,217    $             -    $   6,217   $    11,097   $    22,658   $  33,755    $  39,972
  U.S. Stock Account                    -             36,402       36,402        19,049        30,697      49,746       86,148
  Money Market Account                  -              1,111        1,111         3,788         8,499      12,287       13,398
  Real Estate Account                   -                405          405           688           598       1,286        1,691
  Bond & Mortgage Account               -             10,592       10,592         8,987        15,411      24,398       34,990
  International Stock Account           -             21,596       21,596        21,327        35,331      56,658       78,254
  Government Securities Account         -              4,958        4,958         4,487         6,868      11,355       16,313
  Stock Index Account                   -             10,503       10,503         5,797         8,488      14,285       24,788
  Value Stock Account                   -             31,105       31,105        14,493        20,089      34,582       65,687
  Small Company Stock Account           -             68,373       68,373        33,580        45,135      78,715      147,088
  Growth Stock Account                  -             14,179       14,179         9,311        15,767      25,078       39,257
  Bond Emphasis Balanced Account        -              7,703        7,703         5,407         7,188      12,595       20,298
  Stock Emphasis Balanced Account       -             15,005       15,005         9,080        22,021      31,101       46,106
COMPANY STOCK                           -            (96,057)     (96,057)       89,350        72,095     161,445       65,388
PARTICIPANT NOTES                   1,806                  -        1,806             -             -           -        1,806
                                ---------    ---------------    ---------   -----------   -----------   ---------    ---------
                                $   8,023    $       125,875    $ 133,898   $   236,441   $   310,845   $ 547,286    $ 681,184
                                =========    ===============    =========   ===========   ===========   =========    =========


                                ---------------------------------------------------------------------------------------------------
                                                   (DEDUCTIONS)
                                -----------------------------------------------------                NET ASSETS AT   NET ASSETS AT
                                Participant    Admin.      Interfund        Total      NET INCREASE  BEGINNING OF       END OF
                                  benefits    expenses     transfers      deductions    (DECREASE)       YEAR            YEAR
                                -----------  ----------   -----------    ------------  ------------  -------------   ------------

PRINCIPAL INVESTMENTS:
  Guaranteed Interest Account     $  (1,804) $     (86)   $    (2,861)   $    (4,751)  $     35,221    $   75,915     $   111,136
  U.S. Stock Account                      -        (71)        (1,195)        (1,266)        84,882        83,545         168,427
  Money Market Account               (3,452)       (19)         8,452          4,981         18,379         8,289          26,668
  Real Estate Account                (2,423)       (24)            80         (2,367)          (676)        6,118           5,442
  Bond & Mortgage Account           (13,555)       (22)        (9,986)       (23,563)        11,427        61,216          72,643
  International Stock Account       (29,988)       (99)        (4,348)       (34,435)        43,819       123,589         167,408
  Government Securities Account      (3,300)       (17)           323         (2,994)        13,319        21,978          35,297
  Stock Index Account                     -        (29)         1,808          1,779         26,567        21,667          48,234
  Value Stock Account                  (241)       (65)        (7,239)        (7,545)        58,142        64,590         122,732
  Small Company Stock Account       (28,795)       (95)       (10,298)       (39,188)       107,900       212,427         320,327
  Growth Stock Account               (6,533)       (95)        10,541          3,913         43,170        24,080          67,250
  Bond Emphasis Balanced Account     (3,839)       (36)        (2,478)        (6,353)        13,945        36,502          50,447
  Stock Emphasis Balanced Account   (18,532)       (88)           153        (18,467)        27,639        61,603          89,242
COMPANY STOCK                        (5,043)         -          2,428         (2,615)        62,773       267,507         330,280
PARTICIPANT NOTES                      (960)         -         14,620         13,660         15,466        14,536          30,002
                                  ---------  ---------    -----------    -----------   ------------    ----------     -----------
                                  $(118,465) $    (746)   $         -    $  (119,211)  $    561,973    $1,083,562     $ 1,645,535
                                  =========  =========    ===========    ===========   ============    ==========     ===========


                            The accompanying notes are an integral part of these financial statements.
                                                                 3

             PETROCORP INCORPORATED 401(K) RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (unaudited)



NOTE 1 - DESCRIPTION OF PLAN:

The following description of the PetroCorp Incorporated 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution 401(k) retirement savings plan, adopted January 1, 1993. Employees of PetroCorp Incorporated and Fidelity Gas Systems, Inc., a wholly owned subsidiary, (the Company) become eligible to participate in the Plan after six months of service with the Company. The entry dates are January 1 and July 1 of each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All Plan contributions are invested in separate pooled accounts under an annuity contract with Principal Mutual Life Insurance Company (Principal) or in common stock of the Company.


Contributions

Participants may contribute to the Plan subject to certain Internal Revenue Code limitations. The Company may match up to 100 percent of each participant's contributions not to exceed six (6) percent of each participant's annual compensation. Additionally, the Company may make discretionary contributions on behalf of the participants. In any event, total contributions by the participant and the Company may not exceed 20 percent of the participant's annual compensation. During 1996 and 1995, each participant could contribute up to 14 percent of his annual compensation with the Company matching up to six (6) percent, except in certain cases subject to Internal Revenue Code limitations.

The Plan also allows participants to "rollover" contributions that have been made to other qualified plans.


Participant accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and a pro rata share of the earnings of each fund in which the participant has invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


Vesting

Participants are fully vested at all times in their individual contributions and "rollover" contributions plus actual earnings thereon.

Vesting in employer contributions and related earnings is based on the participant's employment commencement date and years of continuous service. Participant's whose employment commencement date occurred before January 1, 1994 are 100% vested. Participant's whose employment commencement date occurred on or after January 1, 1994 are vested as follows:

                Vesting Service       Vesting
                (whole years)       Percentage
               ------------------  -----------
                Less than 1 year       0%
                    1 year            25%
                    2 years           50%
                    3 years           75%
                    4 or more years  100%


In addition, participants also become fully vested in their employer contributions and related earnings upon retirement, at or after age 65, or upon death or total disability of the participant.


Investment options

Effective January 1, 1994, upon enrollment in the Plan, a participant may direct contributions in any of fourteen investment options as follows:

     Guaranteed Interest Account - Funds are invested in a guaranteed investment contract (GIC) with Principal.

     U.S. Stock Account - This is a separate pooled account with Principal in which the funds are invested in various stocks of U.S. companies with the intent to earn higher long-term rates of return.

     Money Market Account - This is a separate pooled account with Principal in which the funds are invested in high quality commercial paper with average maturities kept under 30 days to ensure current money market rates.

     Real Estate Account - This is a separate pooled account with Principal in which the funds are invested in equity investments in modern, developed, income-producing warehouses, office buildings and retail centers in major U.S. metropolitan areas. Earnings consist of property value changes and net rental income.

     Bond & Mortgage Account - This is a separate pooled account with Principal in which the funds are invested in investment grade private placement bonds, commercial mortgages, public corporate bonds and mortgage-backed securities, all generally mature within five to 10 years.

     International Stock Account - This is a separate pooled account with Principal in which the funds are invested in stocks of non-U.S. companies located primarily in Europe and Southeast Asia.

     Government Securities Account - This is a separate pooled account with Principal in which the funds are invested primarily in very high quality government mortgage-backed securities.

     Stock Index Account - This is a separate pooled account with Principal in which the funds are invested in the same stocks and in the same proportions as those stocks included in the Standard & Poor's 500 Stock Index.

     Value Stock Account - This is a separate pooled account with Principal in which the funds are invested in primarily income-producing common stocks that are under valued in the marketplace according to traditional measures of value.

     Small Company Stock Account - This is a separate pooled account with Principal in which funds are invested in stocks of smaller, fast-growing companies.

     Growth Stock Account - This is a separate pooled account with Principal in which funds are invested in stocks of large, established companies whose earnings are expected to grow faster than the average company.

     Bond Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes fixed income. This account invests 50 to 100 percent of the funds in Principal fixed-income separate pooled accounts, with the remainder in Principal equity separate pooled accounts.

     Stock Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes equities. This account invests 50 to 100 percent of the funds in Principal equity separate pooled accounts, with the remainder in Principal fixed-income separate pooled accounts.

     Company Stock - Funds are invested in the common stock of the Company.


Payment of benefits

Distribution of the participant's entire account balance becomes due and payable upon retirement, at or after age 65, or upon death or total disability of the participant. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Upon termination of employment, a participant may elect to receive a lump-sum distribution equal to the vested balance of the participant's account or continue to participate in the Plan investments. If the vested balance is less than $3,500, payment is made as soon as administratively practicable after termination. Additionally, participants may make hardship withdrawals from their individual contribution accounts at specified times during the Plan year, subject to certain restrictions.


Participants' notes receivable

Under the terms of the Plan, with certain restrictions, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lessor of $50,000 or 50 percent of their vested account balances. A loan is secured by the vested balance in the participant's account and bears interest at the prime interest rate plus two (2) percent. During 1996, the interest rates ranged from 10.25 percent to 11.00 percent. During 1995, the interest rates ranged from 9.75 percent to 11.00 percent.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R which is required for employee benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.


Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investments

Plan investments, other than the GIC's, are stated at fair value. The Company stock is valued at its quoted market price. Separate pooled accounts are valued at net asset value representing the value at which units of the account may be purchased or redeemed.

The Plan's GIC's are valued at contract value. Contract value represents contributions made under the contract plus interest at the guaranteed rate.


Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.


NOTE 3 - INVESTMENTS:

Individual investments representing five (5) percent or more of the Plan's net assets are as follows:

                                                         December 31,
                                                     --------------------
                                                      1996         1995
                                                     --------------------
 INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED
MARKET PRICE:
   Pooled separate accounts:
      Principal:
         U.S. Stock Account                           $204,474   $168,427
         International Stock Account                   182.693    167,408
         Value Stock Account                           145,719    122,732
         Growth Stock Account                          103,898       -
         Small Company Stock Account                   355,374    320,327
         Stock Emphasis Balanced Account                   -       89,242


   Company Stock:
      PetroCorp Incorporated Common Shares            $445,651   $324,224

INVESTMENTS AT CONTRACT VALUE:

   Guaranteed Investment Contracts with Principal     $128,516   $111,136

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for Plan benefits were $317,521 and $125,875 for the years ended December 31, 1996 and 1995, respectively, and consisted of the following:


                                                                        Year ended
                                                                       December 31,
                                                                   --------------------
                                                                     1996        1995
                                                                   --------------------
NET APPRECIATION (DEPRECIATION) IN INVESTMENTS AT FAIR VALUE AS
 DETERMINED BY QUOTED MARKET PRICE:
   Pooled separate accounts:
      Principal:
         U.S. Stock Account                                         $ 42,124  $ 36,402
         Money Market Account                                          1,251     1,111
         Real Estate Account                                             413       405
         Bond & Mortgage Account                                       2,925    10,592
         International Stock Account                                  41,432    21,596
         Government Securities Account                                 1,970     4,958
         Stock Index Account                                          12,905    10,503
         Value Stock Account                                          22,342    31,105
         Small Company Stock Account                                  57,588    68,373
         Growth Stock Account                                         14,952    14,179
         Bond Emphasis Balanced Account                                4,921     7,703
         Stock Emphasis Balanced Account                              14,978    15,005

   Company Stock                                                      99,720   (96,057)
                                                                    --------  --------
                                                                    $317,521  $125,875
                                                                    ========  ========

NOTE 4 - GUARANTEED INVESTMENT CONTRACTS:

The Plan entered into five-year GIC's with Principal in each of the last three years. The GIC's provide for guaranteed returns ranging from 6.10% to 6.99% on contributions invested over the five-year terms of the contracts. The GIC's are included in the financial statements at contract value as reported to the Plan by Principal.


NOTE 5 - PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


NOTE 6 - INCOME TAX STATUS OF PLAN:

The Company had requested the Internal Revenue Service to determine and inform the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. On December 14, 1995, the Internal Revenue Service notified the Company that they had made a favorable determination on the Plan.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                     PETROCORP INCORPORATED 401(k) RETIREMENT
                                     SAVINGS PLAN




Date:         May 21, 1997              /s/ W. N. McBean
                                     -----------------------------------
                                     W.N. McBean
                                     President & CEO of PetroCorp Incorporated
                                     and Trustee

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